Exhibit 99.2

Annual general meeting of argenx SE 7 May 2019 — Voting results

Total number of outstanding shares at the record date.	37,616,142
Total shares present or represented at the AGM.	26,890,219
Percentage represented share capital at AGM.	71.49%
Total valid votes at AGM.	26,890,219

Agenda Item	Resolution

4b	Adoption of the 2018 annual accounts.

	Total shares voted	26,890,219
	Represented share capital	71.49%
	Votes for	26,712,824
	Votes against	118,000
	Abstained	59,395

4d	Allocation of losses of argenx SE in the financial year 2018 to the retained earnings of argenx SE.

	Total shares voted	26,890,219
	Represented share capital	71.49%
	Votes for	26,729,704
	Votes against	118,173
	Abstained	42,342

4e	Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2018.

	Total shares voted	26,890,219
	Represented share capital	71.49%
	Votes for	23,772,528
	Votes against	2,855,908
	Abstained	261,783

5	Re-appointment of Donald deBethizy as non-executive director to the board of directors of argenx SE.

	Total shares voted	26,890,219
	Represented share capital	71.49%
	Votes for	23,659,878
	Votes against	3,182,904
	Abstained	47,437

8

Authorization of the board of directors to issue shares and to grant rights to subscribe for shares in the share capital of argenx SE up to a maximum of 20% of the outstanding capital at the date of the general meeting for a period of 18 months from the general meeting.

	Total shares voted	26,890,219
	Represented share capital	71.49%
	Votes for	22,629,063
	Votes against	4,218,795
	Abstained	42,361

9

Authorization of the board of directors to, insofar necessary, limit or exclude pre-emptive rights regarding an issuance of new shares and/or a grant of rights to subscribe for new shares pursuant to the authorisation referred to under 8 above for a period of 18 months from the general meeting.

	Total shares voted	26,890,219
	Represented share capital	71.49%
	Votes for	22,359,307
	Votes against	4,452,881
	Abstained	78,031

10	Appointment of Deloitte Accountants B.V. as external auditor of argenx SE for the 2019 financial year.

	Total shares voted	26,890,219
	Represented share capital	71.49%
	Votes for	26,847,854
	Votes against	0
	Abstained	42,365